Exhibit 99.71

NexTech Launches August AR Contest Experience with Anheuser-Busch Brand Budweiser

Budweiser #BudAR Augmented Reality Activation and Contest to Celebrate Bud Stage’s 25th Anniversary

New York, NY - Toronto, ON – August 8th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF)(CSE: NTAR)(FSE: N29) is a rapidly growing Augmented Reality (“AR”) technology company targeting three multi-billion-dollar verticals in the AR industry all driving revenue from its Omni-platform called “ARitize”. Today NexTech announces the Budweiser contest for August is now live. Millions of fans can enter to win season tickets for Toronto, Ontario’s Bud Stage, by downloading the ARitizeTM App. Anheuser-Busch brand Budweiser selected NexTech’s ARitize ™ app to host and trigger a series of augmented reality (AR) experiences which are activated by pointing a mobile phone at a 25th anniversary Budweiser can, within the ARitize™ app.

See Demo Videos

#BudAR for a chance to WIN A SEASON PASS to Bud Stage!

Starting today, August 8th, 2019, NexTech is running a social media driven #BudAR contest giving away season tickets to the Budweiser stage which will be featuring in August: Iron Maiden, Nelly with TLC and Flo Rider, Smashing Pumpkins, Beck, Cage The Elephant and Spoon, Slipknot, Hootie and the Blowfish and more.

“Our NexTech team has done a fabulous job building our AR/AI tech stack now in use for one of the biggest and best known global brands; a true testament to the quality of the team’s hard work. Budweiser, is bringing AR to the masses through enhanced customer engagements using NexTech,” said Evan Gappelberg, CEO of NexTech. “Our industry leading AR technology allows brands to curate an immersive, branded experience where they can sell, teach, communicate and share their product, service or experience, accessible across all platforms and devices.’’

For a chance to enter, use the sharing feature in NexTech’s ARitize™ app and take a photo of your Budweiser AR experience. Share the picture to social media with the hashtag #BudAR and enter the band name of the chosen icon. See NexTech’s website (www.nextechar.com/contestrules) for more contest details, rules and regulations.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisitions and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents #7,054,831, #7,266,509 and patent-pending applications #15351508, #62457136, #62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing three multi billion dollar verticals in AR.

Aritize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform, including notable customers, Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy.

Aritize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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